Henkel

A Brand like a Friend

RECEIVED

2004 MAY 20 A 9:07

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Henkel KGaA • Henkelstr. 67 • D-40191 Düsseldorf

Office of International Corporation Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

04030250

SUPPL

Abteilung / dept. Recht / Law Department
VJC - Corporate Matters
Telefon / phone (direct) (+49-211) 797 8959
Telefax / fax (direct) (+49-211) 798 2463
E-Mail thomas-gerd.kuehn@henkel.com

Ihre Nachricht / your message

Datum

2004-05-18

Rule 12g3-2(b) Submission
File No. 82-4437
Henkel KGaA

Ladies and Gentlemen:

Enclosed please find Henkel's press release: "Early loan repayment – Cognis redeems Henkel vendor note".

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Very truly yours,
Henkel KGaA

H. Nicolas

Encl.

PROCESSED
MAY 24 2004
THOMSON FINANCIAL

VCmail
18.05.2004 07:47
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Kopie: (Blindkopie: Thomas-Gerd Kuehn/KGaA/HENKEL)
Thema: Press Release: "Early loan repayment - Cognis redeems Henkel vendor note"

Henkel
A Brand like a Friend

Information from Corporate Communications

Ladies and Gentlemen ,

Attached please find the press release "Early loan repayment - Cognis redeems Henkel vendor note", which we just distributed to the media.

With my very best regards,

Ernst Primosch

Press release
Early loan repayment

Cognis redeems Henkel vendor note

When Cognis was sold in 2001, the Henkel Group advanced a loan (vendor note) of 350 million euros to the purchaser. Now Cognis has repaid this vendor note. The total amount redeemed including interest of seven percent p.a. amounts to around 410 million euros.

Düsseldorf – In 2001, the Henkel Group sold its chemical activities which were combined in the Cognis Group to an investors consortium made up of Permira, GS Capital Partners and Schroder Ventures Life Sciences. The transaction was based on an enterprise value of 2.5 billion euros. In this connection the Henkel Group advanced a vendor note of 350 million euros to the purchaser with a maximum redemption period of ten years.

On May 13, 2004, Cognis redeemed this loan including interest to the Henkel Group.

The total amount repaid was around 410 million euros.

"The redemption of the vendor note is a welcome contribution to our considerations for refinancing our acquisition of The Dial Corporation," said Lothar Steinebach, Chief Financial Officer of the Henkel Group.

"Henkel - A Brand like a Friend". Henkel is a leader with brands and branded technologies that make people's lives easier, better and more beautiful. The Henkel Group operates in three strategic business areas – Home Care, Personal Care, and Adhesives, Sealants and Surface Treatment. In fiscal 2003 the Henkel Group generated sales of 9.436 billion euros and an operating profit (EBIT) of 706 million euros. More than 50,000 employees work for the Henkel Group worldwide. People in 125 countries around the world trust in brands and branded technologies from Henkel.

May 18, 2004

Contact:
Henkel Group
Corporate Communications

Ernst Primosch		Lars Witteck	
Phone:	+49-211-797-3533	Phone:	+49-211-797-2606
Fax:	+49-211-798-2484	Fax:	+49-211-798-9208

email: press@henkel.com
press.henkel.com

Pressemitteilung

We distributed this information to MC 1 - 3 world

"Exemption No. 82-1357"

Continental

Press Release

Change in Top Management

Hannover, May 11, 2004. The Supervisory Board of Infineon AG, Munich, has appointed the Deputy Chairman of the Continental AG Executive Board, Dr. Wolfgang Ziebart, as the future Chairman of the Executive Board of Infineon AG. Dr. Ziebart has therefore asked to be released from his employment contract with Continental AG prematurely and to have his appointment as member of the Executive Board terminated. The Supervisory Board of Continental AG must still make a decision regarding these questions.

Irrespective of the decision required of the Supervisory Board, the Supervisory Board, Executive Board and the workforce of Continental AG have emphasized Dr. Ziebart's outstanding work for the company. Dr. Ziebart has played a decisive role in the successful integration of Teves and Temic into the Continental corporation. Under his leadership, Continental Automotive Systems has become a powerful, profitable and highly innovative division within the international automotive supplier Continental, which is thus very well prepared to face international competition in the future.

The Continental Corporation is a leading supplier of brake systems, chassis components, vehicle electronics, tires and technical elastomers. In 2003 the corporation realized sales of EUR11.5 billion with a workforce of around 69,000.

Dr. Heimo Prokop
Director of Corporate Communications
Tel.: +49 (0)511 938-1485
Fax: +49 (0)511 938-1055
E-Mail: prkonzern@conti.de

Hannes Boekhoff
Head of Press
Tel.: +49 (0)511 938-1278
Fax: +49 (0)511 938-1055
E-Mail: prkonzern@conti.de

Corporate Image and Video Library: www.conti-online.com

Continental

Press Release

RECEIVED
2004 MAY 20 A 9:08
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Continental sees affirmation in Phoenix statement

- Offer of €15 per share judged to be fair
- Industrial logic recognized

Hannover/Hamburg, May 10, 2004. Continental AG, Hannover, has welcomed the statement issued by the supervisory and management boards of Phoenix AG regarding the takeover offer. "We view this as affirmation that we have submitted a fair offer to the Phoenix shareholders, and also that this will enable both companies to develop very positively together," said Manfred Wennemer, Chairman of the Continental Executive Board, on Monday. The Hannover-based automotive supplier has offered to purchase the shares held by Phoenix shareholders at a price of EUR15 per share. They have until June 28, 2004 to accept the offer.

The Executive Board of Continental AG is very confident that the Phoenix AG shareholders will decide to accept the offer, so that a more than 75 percent holding can be achieved by June 28 as targeted. "This is a significant step towards implementing our strategy of further developing the ContiTech division and Phoenix AG together," stressed Wennemer.

"The fact that the Phoenix management board has recognized the industrial logic behind a merger will make it easier to realize the mutual benefits of the transaction quickly," according to Wennemer. Continental AG does, however, take seriously the concern expressed regarding significant cuts in jobs. Wennemer again emphasized that no decisions have yet been made regarding the future of individual business sectors. Such decisions will not be made until they can be based on a sound analysis and the various business opportunities have been discussed in detail with the Phoenix management board. Wennemer also pointed out that in formulating its strategic realignment at the beginning of 2004, the Phoenix management board itself announced its intention to concentrate on the profitable business fields of conveyor belts and fluid systems.

.../2

Continental
Aktiengesellschaft
Corporate Communications

Vahrenwalder Straße 9
D-30165 Hannover
P.O. Box 1 69
D-30001 Hannover

Phone +49 (0)511-938-1278
+49 (0)511-938-1146
+49 (0)511-938-1485
Fax: +49 (0)511-938-1055

www.conti-online.com
prkonzern@conti.de

"Of course Continental AG values Phoenix's market reputation as well as the qualifications of its staff and will not put these important competitive factors at jeopardy without giving it a great deal of thought," underscored Wennemer. He also emphasized that the figure of approximately EUR30 million in annual synergy effects, as cited, cannot be translated into lost jobs: "The synergies arise primarily from optimization of purchasing, quantity effects and improved utilization of capacities." Furthermore, as a financially strong corporation with international operations, Continental offers Phoenix staff excellent opportunities for development.

The Continental Corporation is a leading supplier of brake systems, chassis components, vehicle electronics, tires and technical elastomers. In 2003 the corporation realized sales of EUR11.5 billion with a workforce of around 69,000.

Dr. Heimo Prokop
Director Corporate Communications
Tel.: +49 (0)511 938-1485
Fax: +49 (0)511 938-1055
E-Mail: prkonzern@conti.de

Hannes Boekhoff
Head of Press
Tel.: +49 (0)511 938-1278
Fax: +49 (0)511 938-1055
E-Mail: prkonzern@conti.de

Corporate Image and Video Library: www.conti-online.com